UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

PROFESSIONAL DIVERSITY NETWORK, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

74312Y202

(CUSIP Number)

James M. Turner, Esq.

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y202	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Malven Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,939,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,939,237

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,237
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.76%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based upon 10,920,973 shares of common stock issued and outstanding on March 31, 2020, as reported by the Issuer on its definitive information statement on Schedule 14C filed with the Securities and Exchange Commission on April 16, 2020. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

CUSIP No. 74312Y202	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Pui Lan Patrick Tsang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,939,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,939,237

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,237
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.76%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based upon 10,920,973 shares of common stock issued and outstanding on March 31, 2020, as reported by the Issuer on its definitive information statement on Schedule 14C filed with the Securities and Exchange Commission on April 16, 2020. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

CUSIP No. 74312Y202	13D	Page 4 of 7 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Professional Diversity Network, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 801 W. Adams Street, Sixth Floor, Chicago, Illinois 60607.

Item 2. Identity and Background.

(a) This statement is filed by:

(i)	Malven Group Limited, a British Virgin Islands company (“Malven”); and
(ii)	Mr. Pui Lan Patrick Tsang, who is the sole director and shareholder of Malven.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each Reporting Person is Unit A, 21/F., CMA Building, 64 Connaught Road Central, Central, Hong Kong.

(c) The principal business of Malven is investing in securities. The principal business of Mr. Tsang is engaging in managing personal and family investments.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tsang is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by Malven were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Malven purchased 1,939,237 shares of Common Stock at a price of $0.7735 per share directly from the Issuer in a private placement transaction pursuant to a stock purchase agreement dated March 22, 2020 (the “Private Placement”). The Private Placement closed on March 31, 2020. The aggregate purchase price of the 1,939,237 shares of Common Stock was approximately $1.5 million.

CUSIP No. 74312Y202	13D	Page 5 of 7 Pages

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based on 10,920,973 shares of common stock issued and outstanding on March 31, 2020, as reported by the Issuer on its definitive information statement on Schedule 14C filed with the Securities and Exchange Commission on April 16, 2020, representing percentage ownership of approximately 17.76% of the shares of Common Stock outstanding.

Mr. Tsang, as the sole director and shareholder of Malven, may be deemed to beneficially own the 1,939,237 shares of Common Stock beneficially owned by Malven, representing percentage ownership of approximately 17.76% of the shares of Common Stock outstanding.

(b) Malven and Mr. Tsang share voting and dispositive power over the 1,939,237 shares of Common Stock they may be deemed to beneficially own.

(c) The response to Item 3 hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, except as otherwise noted.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

CUSIP No. 74312Y202	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 27, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between Malven Group Limited and Pui Lan Patrick Tsang, dated April 27, 2020.

CUSIP No. 74312Y202	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATED: April 27, 2020

By:	/s/ Pui Lan Patrick Tsang
Pui Lan Patrick Tsang

Malven Group Limited

By:	/s/ Pui Lan Patrick Tsang
Name:	Pui Lan Patrick Tsang
Title:	Director